United States securities and exchange commission logo





                           July 6, 2023

       Stephen Mahoney
       President, Chief Financial and Operating Officer
       Magenta Therapeutics, Inc.
       300 Technology Square, 8th Floor
       Cambridge, MA 02139

                                                        Re: Magenta
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 22, 2023
                                                            File No. 333-271917

       Dear Stephen Mahoney:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Opinion of Houlihan Lokey to the Magenta Board
       Material Financial Analyses, page 162

   1. We note your response to our prior comment 10 that Houlihan Lokey identified a sufficient number of
companies but may not have included all companies that might be deemed comparable to
Dianthus. Please revise your disclosure to state how Houlihan
                                                        Lokey identified which
companies to include and which to exclude in its analysis.
 Stephen Mahoney
FirstName   LastNameStephen
Magenta Therapeutics, Inc. Mahoney
Comapany
July 6, 2023NameMagenta Therapeutics, Inc.
July 6,2 2023 Page 2
Page
FirstName LastName
Dianthus' Business
Dianthus' Pipeline of Next-Generation Complement Therapeutics, page 285

2. We note your response to our prior comment 17. Please revise your pipeline table so that all your text is legible. We note the text appearing directly below the table is too small to be legible. Also, eliminate the shadow arrows, as they do not reflect the current status of your trials.
3. We note your response to our prior comment 18 and reissue in part. Your revised pipeline table contains a row depicting "Ongoing Discovery Efforts to Identify Additional Active
         Selective Complement Targets" with no specific program or target identified. Given the early stage of development, it seems premature to highlight your ongoing discovery efforts as a specific row in the pipeline table. Please remove this row from your pipeline table. You may disclose your ongoing discovery efforts elsewhere in your Business section.
Unaudited Pro Forma Condensed Combined Financial Information, page 373

4. Please address the following regarding your response to comment 25 in our letter dated
         June 13, 2023:
             Tell us how you considered whether the merger should be recorded as an asset acquisition by Dianthus under ASC 805 given the contingent cash flow streams resulting from the sales of certain assets, including intellectual property, related to its MGTA-117 antibody, MGTA-45 program and MGTA-145 program.
             Tell us how you evaluated the extent to which the accounting would be different if you accounted for the merger as an asset purchase versus a reverse recapitalization, providing quantification where possible.
             As part of your response and with a view to revised disclosure, clearly detail how you determined that the intangible assets for the contingent significant future cash flows resulting from the sales of certain assets, including intellectual property, related to its MGTA-117 antibody, MGTA-45 program and MGTA-145 program meet the
             definition of "nominal other assets" in section 1160.2 of the Financial Reporting
             Manual available on our website. In your response, specifically address your evaluation of these assets in isolation of the Contingent Value Right (CVR)
             agreement rather than net of the CVR.
             Tell us and revise to reconcile the apparent inconsistency in your conclusion to treat the merger as a reverse recapitalization for accounting purposes with the contractual provision on page A-41 that "Magenta has not been and is not currently determined to
             be a    shell company    as defined under Section 12b-2 of the
Exchange Act."
5. Please address the following regarding your response to comment 26 of our letter dated
         June 13, 2023:
             Revise your pro forma presentation to give separate pro forma effect to the April asset sales and CVR liability transactions pursuant to Article 11-1(a)(8) of Regulation
 Stephen Mahoney
Magenta Therapeutics, Inc.
July 6, 2023
Page 3
           S-X. The transactions have occurred and it appears given the nature of the transactions the disclosure would be material to investors.
             To the extent you believe the asset sales are not material to Magenta, provide us with your evaluation of the sale transactions in isolation of the CVR agreements, including quantification of the amounts involved.
             Tell us in detail and revise to clearly describe how Magenta accounted for and valued each of the individual transactions from the April asset sales and CVR liability for accounting purposes in their historical financial statements.
             We note your statement on page 380 that "As any amounts related to the asset purchase agreements and CVRs are expected to be either not material and/or not probable to be recognized, the agreements were not deemed to be significant and it was determined not to give an effect to these agreements in the unaudited pro forma condensed combined financial information." To the extent you determine the initial recognition of one or all of these individual transactions will be de minimis because the probability of the receipt (or payment) of the contingent future contractual cash flows is so low as of the date of the transaction together with the cash paid at the time of the sale, clearly disclose that fact, and provide accompanying disclosure of the potential maximum future cash flows along with your assertion as to the probability of receipt (or payment). Clearly identify that your evaluation of the materiality of the asset sales is in isolation from the CVR agreements.

       You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameStephen Mahoney
                                                             Division of
Corporation Finance
Comapany NameMagenta Therapeutics, Inc.
                                                             Office of Life
Sciences
July 6, 2023 Page 3
cc:       Marianne Sarrazin, Esq.
FirstName LastName